18191 Von Karman Avenue Suite 300 Irvine, CA 92612 (949) 270-9200

December 4, 2018

VIA EDGAR
Ms. Shannon Sobotka
Staff Accountant
Ms. Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:        Griffin-American Healthcare REIT III, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed March 16, 2018
File No. 000-55434

Dear Ms. Sobotka and Ms. Monick:

This letter is submitted on behalf of Griffin-American Healthcare REIT III, Inc. (the “Company”) in response to the comments of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 30, 2018, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed March 16, 2018 (the “Form 10-K”).

To assist your review, this letter repeats the comment in the Staff’s letter in bolded typeface, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Notes to Consolidated Financial Statements
3. Real Estate Investments, Net, page 113

Comment No. 1
We note your response to our prior comment two. We are unable to agree that this information for Property E does not need to be disclosed. In future filings, please confirm that you will provide quantitative information about the significant unobservable inputs used in the fair value measurement of any assets categorized within Level 3 of the fair value hierarchy. Please refer to ASC 820-10-50-2(bbb).

Response: The Company acknowledges the disclosure requirements of ASC 820-10-50-2(bbb) and hereby confirms that it will provide quantitative information about the significant unobservable inputs used in the fair value measurement of any assets categorized within Level 3 of the fair value hierarchy in future filings of the Company’s Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as applicable.

*****

www.HealthcareREIT3.com

Please contact the undersigned at (949) 270-9204 or bpeay@ahinvestors.com if you have any questions or require additional information or if you would like to have a conference call to discuss.

Respectfully,

/s/ Brian S. Peay
Brian S. Peay
Chief Financial Officer

Cc:     Todd Bauer, Deloitte & Touche LLP
Lisa Mitrovich, Deloitte & Touche LLP

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